Skadden, Arps, Slate, Meagher & Flom llp

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Confidential Draft Registration Statement, Schedule B Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 205498

Dear Sir/Madam,
Re:	Republic of Italy
Confidential Submission of the Draft Registration Statement under Schedule B
On behalf of our client, the Republic of Italy (“Italy”), we are hereby submitting a draft registration statement under Schedule B of the Securities Act of 1933 (the “Draft Registration Statement”) relating to a proposed issuance of Notes in the United States, via EDGAR to the Securities Exchange Commission (the “Commission”) for confidential review. Italy hereby confirms that it is a foreign government registering its debt securities.
In addition, Italy hereby confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed issuance.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP, A LIMITED LIABILITY PARTNERSHIP REGISTERED UNDER THE LAWS OF THE
STATE OF DELAWARE, IS AUTHORISED AND REGULATED BY THE SOLICITORS REGULATION AUTHORITY UNDER REFERENCE NUMBER 80014.

A LIST OF THE FIRM'S PARTNERS IS OPEN TO INSPECTION AT THE ABOVE ADDRESS.

Securities and Exchange Commission
May 17, 2019

*        *        *
 If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +44 207 519 7025 or via e-mail at Lorenzo.Corte@skadden.com.
Very truly yours,
/s/ Lorenzo Corte
Lorenzo Corte

cc:	Pranav L. Trivedi, Skadden, Arps, Slate, Meagher & Flom (UK) LLP
Davide Iacovoni, Director General – Treasury, Department – Directorate II, Ministry of Economy and Finance